EXHIBIT (11)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
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Computation of Earnings Per Share
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Amounts in millions except per share amounts

	Three Months Ended		Six Months Ended
	December 31		December 31
	2006	2005	2006	2005
BASIC NET EARNINGS PER SHARE
Net earnings	$2,862	$2,546	$5,560	$4,575
Preferred dividends, net of tax benefit	39	36	78	72
Net earnings available to common shareholders	$2,823	$2,510	$5,482	$4,503

Basic weighted average common shares outstanding	3,161.7	3,307.7	3,168.4	2,870.4

Basic net earnings per common share	$0.89	$0.76	$1.73	$1.57

DILUTED NET EARNINGS PER SHARE
Diluted net earnings	$2,862	$2,546	$5,560	$4,575

Basic weighted average common shares outstanding	3,161.7	3,307.7	3,168.4	2,870.4
Add potential effect of:
Conversion of preferred shares	150.5	154.7	151.0	155.1
Exercise of stock options and other Unvested Equity awards	94.3	84.6	90.7	72.5

Diluted weighted average common shares outstanding	3,406.5	3,547.0	3,410.1	3,098.0

Diluted net earnings per common share	$0.84	$0.72	$1.63	$1.48